Exhibit 99.1

TELUS Highlights of Executive Compensation 2016 April 7, 2017

Table of Contents Executive compensation in 2016 1 2 2016 financial & operational performance 3 Global leader in shareholder return Global leader in enabling the digital economy 4 5 Pay for performance TELUS Public 2 These highlights should be read together with TELUS’ 2017 Information Circular and TELUS’ 2016 Annual Report, available online at www.telus.com/agm and www.sedar.com.

Executive compensation in2016 TELUS’ 2016 executive compensation reflects: 1. Best among peers in financial and operational performance 2. Global leadership in total shareholder return 3. Global leadership position in enabling the digital economy Executive compensation at TELUS is based on company and personal performance. TELUS Public 3

2016 financial &operational performance TELUS delivered industry-leading 2016 consolidated revenue and EBITDA1 growth of 2.4 per cent and 4.9 per cent, respectively outperforming BCE, Rogers and Shaw. Continued leadership position in customer loyalty, achieving a postpaid wireless churn rate of less than one per cent for 13 of the last 14 quarters, significantly better than our competitors. Fewer customer complaints to The Commissioner for Complaints for Telecommunications Services (CCTS) by a substantial margin of all national carriers. TELUS achieved industry-leading average wireless lifetime revenue of $5,400 per customer. 2016 total wireline and wireless RGU additions at 202K were well ahead of both Bell at (101)K, and Shaw at (115)K, and second only to Rogers at 422K. TELUS surpassed one million premises in 86 communities across B.C., Alberta and Quebec that are now ready to connect to our world-leading fibre optic network, TELUS PureFibre™. TELUS became the first company in Western Canada to offer 4K TV in 2016. TELUS came in first place among all Canadian carrier networks for speed and responsiveness in OpenSignal’s 2017 report. Valued at an impressive $1.2 billion, TELUS International, established only 11 years ago, sold a minority stake to Baring Asi a, allowing for a $600 million reinvestment in our Canadian fibre optic network. TELUS signed three collective agreements for unionized team members in Canada, providing cost certainty and stability to 2021. Holistically, TELUS is the #1 carrier on financial and operational performance in 2016, and distinctly so. 1. EBITDA is a non GAAP measure and does not have a standardized meaning under IFRS-IASTBE. LSUeeSsePcutibolnic11 of the management discussion and analysis in our 2016 Annual Report 4

Global leader inshareholder return In 2016, TELUS shareholders enjoyed a 17 per cent total return, including reinvested dividends from our industry-leading dividend growth program. This was #1 among telecom large caps in Canada (BCE 14%, Rogers 13%, Quebecor 11%). With a total shareholder return of 373 per cent from 2000 to early 2017, TELUS is the global leader in incumbent telephone company total shareholder returns since 2000. During this time, we have outpaced our next closest global peer by 62 percentage points. During the 14 multi-year time periods since 2000, for the years ending from 2004 until today, TELUS’ total shareholder return was number one in the world versus our incumbent peers 12 times and has surpassed the second place finisher by an average of 40 percentage points over those 12 periods. Since 2004, TELUS has returned $14 billion to shareholders, representing $24 per share. This includes $8.7 billion in dividends and $5.2 billion in share purchases. In 2016, TELUS returned more than $1.2 billion to shareholders and grew its dividend by 10%. TELUS has grown its dividend on average by 10 per cent annually since 2011, as part of its transparent, multi-year dividend growth program. Over this 6 year period, our dividend growth rate is double that of our closest telco and cable peers. TELUS is the global leader in total shareholder return since 2000 among our telecom incumbent peers. TELUS Public 5

Outperforming peers and TSX since 2000 $600 373% TELUS $500 $400 181% TSX $300 $200 -4% MSCI World Telecom Index $100 $0 DecDecDecDecDecDecDec 1999 2000 2001 2002 2003 2004 2005 DecDecDecDecDecDec 2006 2007 2008 2009 2010 2011 DecDecDecDecDec 2012 2013 2014 2015 2016 TELUS outperforms TSX by 192 percentage points and MSCI by 377 percentage points. TELUS Public 6

TELUS outperforms allpeers over 15 years +448% +315% +155% +152% +272% +135% +225% $700 +516% $600 $500 $400 TSX +192% MSCI peers +117% $300 $200 $100 $0 Dec 2001 Dec 2004 Dec 2007 Dec 2010 Dec 2013 Dec 20 TELUS total shareholder return versus peers and stock market Dec 31, 2001 to Dec 31, 2016 showing % change for $100 invested initially and dividends reinvested

TELUS outperforms direct peers over 5 years +62 +119% $250 +75% +67% +45% +83% +66% +61% $200 +81% MSCI peers +56% TSX +49% $150 $100 $50 Dec 2011 Dec 2012 Dec 2013 Dec 2014 Dec 2015 Dec 2016 TELUS total shareholder return versus peers and stock market Dec 31, 2011 to Dec 31, 2016 showing % change for $100 invested initially and dividends reinvested

TELUS performance over 17+ years Averaging 40 points higher than second place telco and 95 points higher than TSX 2 Total return (including reinvested dividends) Dec 31, 1999 to Dec 31 of each year. * As of Jan 24, 2017 TELUS’ ranking vs. all global incumbent telcos % points ahead of no. 2 peer % points ahead of S&P/TSX index 2000 – 2004 #1 +15 +3 2000 – 2005 #1 +56 +16 2000 – 2006 #1 +60 +15 2000 – 2007 #1 +10 N/A 2000 – 2008 #1 +30 +13 2000 – 2009 #3 N/A N/A 2000 – 2010 #1 +18 N/A 2000 – 2011 #1 +33 +68 2000 – 2012 #1 +64 +99 2000 – 2013 #1 +83 +123 2000 – 2014 #1 +43 +165 2000 – 2015 #2 N/A +165 2000 – 2016 #1 +1 +183 2000 – 2017* #1 +62 +192

Global leader in enabling the digital economy Our leadership in innovation and the evolution of wireless and wireline technology is bridging the digital divide by offering Canadians access to secure, fast and reliable voice, Internet and TV connections, future-proofing Canadian communities for decades to come. TELUS has grown to become Canada’s largest healthcare IT provider. TELUS WISE (wise Internet and smartphone education) has reached more than 1.7 million Canadians over the past three years, helping citizens stay safe online. TELUS' 12 Canadian community boards and 5 International boards have led the Company's support of grassroots charities and have contributed more than $54 million in support of over 4,900 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS, our team members and retirees have contributed $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. In 2016, we contributed more than $42 million to charitable and community organizations, and volunteered 870,000 hours collectively. TELUS launched the Internet for Good pilot project, which offers low-cost high speed Internet service for only $9.95 per month, a low cost computer, and digital literacy training to 33,000 low-income, single-parent families in British Columbia and Alberta as qualified by the provincial governments. TELUS has been listed on the Dow Jones Sustainability North America Index for 16 years & made the World Index in 2016. TELUS is the only North American telco to receive this distinction. TELUS Public 10

Payforperformance CEO has taken the entirety of his annual cash salary compensation in TELUS shares for the previous six years. CEO base salary has not changed since 2012 and is frozen until 2019. CEO compensation (salary, bonus, share-based awards, and other compensation) is flat 2015 to 2016. Our overall philosophy for executive compensation (pay for performance) ensures executive pay is aligned with shareholder value. In 2016, TELUS delivered industry-leading consolidated revenue and EBITDA growth and shareholders enjoyed a 17% total return (including reinvested dividends). Three-quarters of TELUS executives’ pay is dependent upon company and personal performance. For the CEO, it is 85%. The slight difference in CEO compensation from 2015 to 2016 is mainly due to a change in pension value. Total compensation for all of our Named Executive Officers decreased in 2016 by approximately $10.5 million, or nearly 28 per cent. This is due to lower pension and other values, and indicates a decreased compensation pool for our executives. The TELUS executive leadership team’s salary is also frozen until 2019 with the exception of our new CFO due to his promotion. No executive received the one-time transformative compensation payment available to other team members. 80% of the annual bonus for the executive team is based on company performance and 20% on individual performance. Long-term incentives are performance-granted. TELUS executive pay is based on a clearly-defined set of measures quantifying company and personal performance defined by our Board of Directors. TELUS Public 11